Exhibit 2

2021 THIRD QUARTER RESULTS Stock Listing Information Philippine Stock Exchange Ticker: CHP Investor Relations + 632 8849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - September			Third Quarter
	2021	2020	% var	2021	2020	% var
Net sales	16,308	15,142	8%	5,414	5,519	(2%)
Gross profit	6,500	6,313	3%	2,079	2,529	(18%)
as % of net sales	39.9%	41.7%	(1.8pp )	38.4%	45.8%	(7.4pp )
Operating earnings before other expenses, net	1,848	1,492	24%	556	840	(34%)
as % of net sales	11.3%	9.9%	1.4pp	10.3%	15.2%	(4.9pp )
Controlling Interest Net Income (Loss)	897	758	18%	94	623	(85%)
Operating EBITDA	3,340	3,281	2%	1,009	1,431	(30%)
as % of net sales	20.5%	21.7%	(1.2pp )	18.6%	25.9%	(7.3pp )
Free cash flow after maintenance capital expenditures	3,432	1,967	74%	1,074	1,922	(44%)
Free cash flow	1,738	(365)	N/A	689	1,543	(55%)
Net debt[1]	4,363	6,843	(36%)	4,363	6,843	(36%)
Total debt[1]	10,718	13,510	(21%)	10,718	13,510	(21%)
Earnings per share[2]	0.07	0.06	3%	0.01	0.05	(85%)

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.
[2]	In Philippine Pesos

Net sales increased by 8% year-over-year during the first nine months of 2021 due to higher volumes. For the third quarter, net sales slightly decreased by 2% year-over-year mainly due to lower prices.

Cost of sales was 60% of sales during the first nine months of 2021, compared with 58% in the same period of 2020.

During the third quarter, CHP purchased additional clinker on a one-off basis to support production requirements.

APO Cement Plant executed scheduled major kiln shutdown works towards the end of the third quarter.

Total fuel cost was 5% lower year-over-year for the first nine months of 2021, mainly due to the use of purchased clinker in production, and supported by higher substitution of secondary fuels.

Total power cost increased by 29% year-over-year for the first nine months of 2021 due to higher production volume, increased electricity rates, and a rebate from the wholesale electricity spot market received in the prior year.

Operating expenses, as a percentage of sales, were 29% during the first nine months of 2021, compared with 32% in the same period of 2020.

Distribution expenses were 15% of sales during the first nine months of 2021, a decrease of 3 pp year-over-year. This was driven primarily by lower delivered volumes and efficiency initiatives.

Selling and administrative expenses was 13% of sales during the first nine months of 2021, lower by 1 pp year-over-year.

Operating EBITDA for the first nine months of 2021 increased by 2% year-over-year, supported by higher volume.

Operating EBITDA margin was 20% for the first nine months of 2021, compared with 22% in the same period of last year, mainly due to higher cost of sales.

Controlling interest net income was at PHP 897 million for the first nine months of 2021 mainly due to higher operating earnings and lower financial expenses.

Financial expenses decreased by 72% year-over-year during the first nine months of 2021, reflecting lower debt levels and declining interest rates.

Foreign exchange losses were primarily a result of the declining Philippine Peso to U.S. Dollar exchange rate.

Year-to-date income taxes include a one-time expense from the revaluation of deferred tax assets pursuant to income tax rate reductions related to the Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which was approved into law on March 26, 2021.

Total debt at the end of September 2021 was at PHP 10,718 million, of which PHP 8,982 million pertained to debt owed to BDO Unibank, Inc. (the “BDO Loan Facility”).

2021 Third Quarter Results	Page 2

Operating Results

	January - September	Third Quarter	Third Quarter 2021
Domestic Gray Cement	2021 vs. 2020	2021 vs. 2020	vs. Second Quarter 2021
Volume	11%	1%	(4%)
Price in PHP	(4%)	(3%)	1%

Our domestic cement volumes increased by 1% year-over-year during the third quarter, as construction activity remained stable despite a return to stricter lockdown measures due to the spread of the COVID-19 Delta variant.

Sequentially, our domestic cement volumes decreased by 4%, as the rainy season affected our industry.

On a year-to-date basis, our domestic cement volumes increased by 11% year-over-year.

Our domestic cement prices increased by 1% sequentially, due to price adjustments implemented in the third quarter of 2021.

Year-over-year, the change in our domestic cement prices was mainly driven by a higher proportion of pick-up sales.

Net of freight charges, our domestic cement prices decreased by 1% year-over-year during the third quarter and first nine months of 2021, mainly due to competitive market dynamics and the impact of COVID-19 on business activity.

2021 Third Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

		January - September			Third Quarter
	2021	2020	% var	2021	2020	% var
Operating earnings before other income, net	1,848	1,492	24%	556	840	(34%)
+ Depreciation and operating amortization	1,491	1,789		453	592

Operating EBITDA	3,340	3,281	2%	1,009	1,431	(30%)
- Net financial expenses	195	707		80	173
- Maintenance capital expenditures	164	167		90	121
- Change in working capital	(607)	131		(320)	(888)
- Income taxes paid	184	305		76	100
- Other cash items (net)	(27)	4		10	3

Free cash flow after maintenance capital expenditures	3,432	1,967	74%	1,074	1,922	(44%)
- Strategic capital expenditures	1,694	2,331		385	379

Free cash flow	1,738	(365)	N/A	689	1,543	(55%)

In millions of Philippine Pesos

Debt Information

	Third Quarter		Second Quarter
	2021	2020	% var	2021
Total debt(1)(2)	10,718	13,510	(21%)	11,491
Short term	25%	6%		4%
Long term	75%	94%		96%

Cash and cash equivalents	6,355	6,667	(5%)	6,062

Net debt	4,363	6,843	(36%)	5,429

Leverage Ratio(3)	2.53	3.33		2.47
Coverage Ratio(3)	7.54	5.21		7.83

	Third Quarter
	2021	2020
Currency denomination
U.S. dollar	2%	5%
Philippine peso	98%	95%

Interest rate
Fixed	66%	56%
Variable	34%	44%

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS)
(3)	Based on BDO Loan Facility financial covenants

2021 Third Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - September			Third Quarter
INCOME STATEMENT	2021	2020	% var	2021	2020	% var
Net sales	16,308,455	15,142,304	8%	5,414,361	5,519,262	(2%)
Cost of sales	(9,808,216)	(8,829,341)	(11%)	(3,335,332)	(2,990,621)	(12%)

Gross profit	6,500,239	6,312,963	3%	2,079,029	2,528,641	(18%)
Selling and Administrative Expenses	(2,192,126)	(2,131,900)	(3%)	(735,712)	(753,968)	2%
Distribution expenses	(2,459,798)	(2,688,895)	9%	(787,413)	(935,069)	16%

Operating earnings before other expenses, net	1,848,315	1,492,168	24%	555,904	839,604	(34%)
Other income (expenses), net	27,282	(4,308)	N/A	(9,633)	(2,935)	(228%)

Operating earnings (loss)	1,875,597	1,487,860	26%	546,271	836,669	(35%)
Financial and other financial expenses, net	(194,632)	(707,223)	72%	(79,680)	(173,099)	54%
Foreign exchange gain (loss), net	(447,045)	133,009	N/A	(331,929)	133,314	N/A

Net income (loss) before income taxes	1,233,920	913,646	35%	134,662	796,884	(83%)
Income tax benefit (expenses)	(336,702)	(155,512)	(117%)	(41,117)	(173,768)	76%

Consolidated net income (loss)	897,218	758,134	18%	93,545	623,116	(85%)
Non-controlling interest net income (loss)	19	16	19%	5	4	25%

Controlling Interest net income (loss)	897,237	758,150	18%	93,550	623,120	(85%)

Operating EBITDA	3,339,765	3,281,154	2%	1,008,774	1,431,247	(30%)
Earnings per share	0.07	0.06	3%	0.01	0.05	(85%)

	as of September 30			as of December 31
BALANCE SHEET	2021	2020	% Var	2020	% Var
Total Assets	64,344,395	63,721,233	1%	63,760,347	1%
Cash and Temporary Investments	6,355,034	6,667,022	(5%)	6,139,411	4%
Derivative Asset	35,050	0		24,039	46%
Trade Accounts Receivables	689,824	807,720	(15%)	700,162	(1%)
Other Receivables	61,209	41,077	49%	47,512	29%
Insurance Claims and Premium Receivables	183,600	175,285	5%	87,569	110%
Inventories	2,929,904	2,273,242	29%	2,349,966	25%
Assets Held for Sale	0	0		0
Other Current Assets	1,754,148	1,362,209	29%	1,825,209	(4%)
Current Assets	12,008,769	11,326,555	6%	11,173,868	7%
Fixed Assets	22,178,296	21,246,158	4%	21,699,377	2%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	444,299	799,317	(44%)	782,399	(43%)
Advances to Contractors	908,543	1,286,693	(29%)	1,142,685	(20%)
Deferred Income Taxes - net	930,697	1,188,719	(22%)	1,088,227	(14%)
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	30,157,330	31,148,520	(3%)	30,887,102	(2%)

Total Liabilities	20,007,371	21,080,917	(5%)	20,849,759	(4%)
Current Liabilities	11,301,253	7,549,321	50%	8,169,894	38%
Long-Term Liabilities	6,623,167	11,095,900	(40%)	10,566,642	(37%)
Deferred Tax Liability	1,448	1,043	39%	853	70%
Other Liabilities	2,081,503	2,434,653	(15%)	2,112,370	(1%)

Consolidated Stockholders’ Equity	44,337,024	42,640,316	4%	42,910,588	3%
Non-controlling Interest	131	154	(15%)	150	(13%)
Stockholders’ Equity Attributable to Controlling Interest	44,336,893	42,640,162	4%	42,910,438	3%

2021 Third Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - September			Third Quarter
INCOME STATEMENT	2021	2020	% var	2021	2020	% var
Net sales	333,184	303,217	10%	107,763	113,309	(5%)
Cost of sales	(200,384)	(176,803)	(13%)	(66,384)	(61,396)	(8%)

Gross profit	132,800	126,414	5%	41,379	51,913	(20%)
Selling and Administrative Expenses	(44,786)	(42,690)	(5%)	(14,643)	(15,480)	5%
Distribution expenses	(50,254)	(53,844)	7%	(15,672)	(19,197)	18%

Operating earnings before other expenses, net	37,760	29,880	26%	11,064	17,236	(36%)
Other income (expenses), net	557	(86)	N/A	(192)	(60)	(220%)

Operating earnings (loss)	38,317	29,794	29%	10,872	17,176	(37%)
Financial and other financial expenses, net	(3,976)	(14,162)	72%	(1,586)	(3,554)	55%
Foreign exchange gain (loss), net	(9,133)	2,663	N/A	(6,606)	2,737	N/A

Net income (loss) before income taxes	25,208	18,295	38%	2,680	16,359	(84%)
Income tax benefit (expenses)	(6,879)	(3,114)	(121%)	(818)	(3,567)	77%

Consolidated net income (loss)	18,329	15,181	21%	1,862	12,792	(85%)
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	18,329	15,181	21%	1,862	12,792	(85%)

Operating EBITDA	68,232	65,703	4%	20,078	29,383	(32%)

	as of September 30			as of December 31
BALANCE SHEET	2021	2020	% Var	2020	% Var
Total Assets	1,261,656	1,313,975	(4%)	1,327,705	(5%)
Cash and Temporary Investments	124,609	137,479	(9%)	127,843	(3%)
Derivative Asset	687	0		501	37%
Trade Accounts Receivables	13,526	16,656	(19%)	14,580	(7%)
Other Receivables	1,200	847	42%	989	21%
Insurance Claims and Premium Receivables	3,600	3,614	(0%)	1,823	97%
Inventories	57,449	46,876	23%	48,934	17%
Assets Held for Sale	0	0		0
Other Current Assets	34,395	28,090	22%	38,007	(10%)
Current Assets	235,466	233,562	1%	232,677	1%
Fixed Assets	434,869	438,110	(1%)	451,854	(4%)
Investments in an Associate and Other Investments	276	291	(5%)	294	(6%)
Other Assets and Noncurrent Accounts Receivables	8,712	16,482	(47%)	16,292	(47%)
Advances to Contractors	17,815	26,532	(33%)	23,795	(25%)
Deferred Income Taxes - net	18,249	24,512	(26%)	22,661	(19%)
Goodwill	546,269	574,486	(5%)	580,132	(6%)
Other Assets	591,321	642,303	(8%)	643,174	(8%)

Total Liabilities	392,303	434,703	(10%)	434,163	(10%)
Current Liabilities	221,594	155,672	42%	170,125	30%
Long-Term Liabilities	129,866	228,805	(43%)	220,033	(41%)
Deferred Tax Liability	28	22	27%	18	56%
Other Liabilities	40,814	50,204	(19%)	43,987	(7%)

Consolidated Stockholders’ Equity	869,353	879,272	(1%)	893,542	(3%)
Non-controlling Interest	3	3	0%	3	0%
Stockholders’ Equity Attributable to Controlling Interest	869,350	879,269	(1%)	893,539	(3%)

2021 Third Quarter Results	Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made in 2021 and 2020 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of September 30, 2021 has been converted at the end of period exchange rate of 51.00 Philippine pesos per US dollar while the consolidated income statement for the nine-month period ended September 30, 2021 has been converted at the January to September 2021 average exchange rate of 48.95 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended September 30, 2021 has been converted at the July to September 2021 average exchange rate of 50.24 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures are investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

	January - September		Third Quarter		January - September
	2021	2020	2021	2020	2021	2020
Exchange Rates	average	average	average	average	End of period	End of period
Philippine peso	48.95	49.94	50.24	48.71	51.00	48.50

Amounts provided in units of local currency per US dollar

2021 Third Quarter Results	Page 7

Disclaimer

This report contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect CEMEX Holdings Philippines, Inc.’s (“CHP”) current expectations and projections about future events based on CHP’s knowledge of present facts and circumstances and assumptions about future events, as well as CHP’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries (together, the “CHP Group”), include, but are not limited to, the cyclical activity of the construction sector; the CHP Group’s exposure to other sectors that impact the CHP Group’s business, such as, but not limited to, the energy sector; general political, social, economic, health and business conditions in the markets in which the CHP Group operates; competition in the markets in which the CHP Group offers its products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the CHP Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior notes and CEMEX’s other debt instruments; the CHP Group’s and CEMEX’s ability to refinance their existing indebtedness; the impact of CEMEX’s below investment grade debt rating on the CHP Group’s and CEMEX’s cost of capital; the CHP Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from the CHP Group’s cost-reduction initiatives and implement the CHP Group’s pricing initiatives for the CHP Group’s products; the increasing reliance on information technology infrastructure for the CHP Group’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the CHP Group’s products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the CHP Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read this document and carefully consider the risks, uncertainties and other factors that affect the CHP Group’s business. The information contained in this report is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CHP Group’s prices for products sold or distributed by the CHP Group.

Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

2021 Third Quarter Results	Page 8